Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Tuesday, August 11, 2020 for the purposes of, among other matters, approving our unaudited results and announcement for the three months and six months ended June 30, 2020 and the quarterly dividend for the second quarter of 2020.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, July 28, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.